Exhibit 99.2

For Immediate Distribution

RR Media to Report Third Quarter 2014 Results on November 4, 2014

Airport City Business Park, Israel – October 21, 2014 - RR Media (NASDAQ: RRST), a leading provider of global digital media services to the broadcast industry, announced today that it will release its financial results for the third quarter of 2014, the period ended September 30, 2014, on Tuesday, November 4, 2014 prior to the opening of the market. Management will host a conference call to discuss the results at 9 a.m. ET and 4 p.m. in Israel that day.

Details are as follows:

•	Dial-in number from within the United States: 1-877-857-6144
•	Dial-in number from Israel: 1 80 925 8243
•	Dial-in number from the UK: 0 808 101 7162
•	Dial-in number (other international): 1-719-325-4767
•	Playback, available until November 11, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 8703162 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=111461.

ENDS

About RR Media
RR Media* (NASDAQ: RRST) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management & playout; sports, news & live events; and online video services. RR Media provides scalable digital media services to more than 650 channels, distributes over 100,000 hours of live events yearly and delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

* RR Media currently operates under the corporate name of RRsat Global Communications Network Ltd. The company is in the process of changing its corporate name to RR Media Ltd., which is scheduled to be completed in October 2014.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654